SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

AVENUE SOUTH LTD.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

05358Q 10 9
(CUSIP Number)

Irina Goldman
5 Victory Road
Suffern NY 10901
45) 548-0888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2010
(Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Irina Goldman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,450,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,450,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%
14.	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Avenue South Ltd., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5 Victory Road, Suffern NY 10901.

Item 2. Identity and Background.

(a)     The person filing this Statement is Irina Goldman, a natural person (the “Reporting Person”).

(b)     The business address of the Reporting Person is 5 Victory Road, Suffern NY 10901.

(c)      The Reporting Person currently serves as President, Secretary and Principal Accounting Officer of the Issuer. The Issuer is a retailer of domestic distinctive art reproductions, collectibles and home décor items for sale in the United States and for export sales.

(d)-(e)     During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On July 6, 2007, the Reporting Person acquired 100% of the equity of Avenue South, Inc., a North Carolina corporation (“ASI”), for $10,000. On July 6, 2007, the Issuer was formed by the Reporting Person and the Reporting Person then entered into a share exchange agreement, pursuant to which all the common stock held by the Reporting Person in ASI was exchanged with the Issuer for 2 million shares of the Issuer’s common stock. The Issuer then became the parent corporation of ASI, owning 100% of ASI.

On December 17, 2008, the Issuer issued 450,000 shares of its Common Stock to the Reporting Person, at $0.02 per share, for total proceeds of $9,000.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Issuer’s Common Stock as described in Item 3 above. The Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)     For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person beneficially owns and controls the 2,450,000 shares of the Issuer’s Common Stock, representing 58.3% of the outstanding shares of the Issuer’s Common Stock.

(b)     The Reporting Person has sole voting and dispositive power over the 2,450,000 shares of the Issuer’s Common Stock. The Reporting Person does not own any other securities of the Issuer.

(c)     Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)     Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)     Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2010

/s/ Irina Goldman
Irina Goldman